

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2013

<u>Via U.S. mail</u>
Behzad Shayanfar
Chief Executive Officer
Ironwood Gold Corp.
123 West Nye Ln., Suite 129
Carson City, NV 89706

> **Re: Ironwood Gold Corp.**
> **Item 4.02 Form 8-K**
> **Filed January 22, 2013**
> **File No. 000-53267**

Dear Mr. Shayanfar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note that you plan to restate your interim financial statements for the fiscal quarters ended February 29, 2012 and May 31, 2012 in conjunction with your quarterly reports in fiscal year 2013. We remind you that you should file restated financial statements for such periods identified as soon as practicable after filing this Item 4.02 Form 8-K. Waiting to restate such periods in conjunction with future Forms 10-Q is not appropriate. As such, please tell us when you plan to amend your Forms 10-Q for the periods ended February 29, 2012 and May 31, 2012 to include restated financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3335 with any questions.

Sincerely,

/s/ Suying Li

Suying Li
Staff Accountant